EXHIBIT C

Term Sheet for Benefit Allocation Agreement


Retiree Medical, Dental and Life Insurance (FAS 106) Liability

        Liabilities for all current retirees to remain with FTX.

        Liabilities for all current employees to follow the employees (i.e., FTX to retain liability for those employees who remain with FTX; liability transferred to FCX for employees who go with FCX). Liabilities for dual employees to go to the "primary" employer in each case.

        FCX to make a "true-up" payment to FTX to cover FCX's share of the retiree medical liability for those employees who provided services to FCX.

SECAP, EBP and Deferred VCIP/AIP/PIAP/LTPIP

        Liabilities for all current retirees to remain with FTX.

        Liabilities for all current employees to follow the employees. Liabilities for dual employees to be split on a pro-rata basis.

        FCX to be paid an amount by FTX equal to the liability assumed by FCX.

Pension Plan Liabilities

        Liabilities and corresponding plan assets for all current retirees to remain with FTX.

        Liabilities and corresponding plan assets for all current employees to follow the employees. Liabilities/Assets for dual employees to be split on a pro-rata basis.

Stock Options, Stock Appreciation Rights, Stock Incentive Units

        Upon the FTX/FCX split, the exercise price of existing FTX options/SARs/SIUs will be adjusted and new FCX options/SARs/SIUs will be granted in accordance with the terms of the FCX Adjusted Stock Award Plan.

        FCX to be paid an amount by FTX equal to the liability assumed by FCX.

EXHIBIT D


Term Sheet for Transition Management Services Agreement

Overview

The management services agreement in effect as of the date first above written and containing substantially the terms set forth below shall remain in effect following the Distribution Date. Under the Spin-Off Private Letter Ruling, management services will be transitioned over to the Company within one year of the Distribution Date.

Parent Supplied Administrative Services

Parent furnishes to the Company, as the Company may request or require from time to time, the following services:

1.      periodic advice and consultation
2.      accounting, financial, legal, tax and insurance
3.      employee personnel
4.      research and development
5.      systems and communication
6. geological, engineering, design, procurement, environmental and construction management
7.      sales and marketing
8. such other services as are customarily provided by the Parent to the Company as of the Distribution Date.

Company Supplied Services

The Company provides Parent with the use of its employees with expertise in mineral exploration and development.

Costs

The services provided by the Company or Parent, as the case may be, are performed for an amount equal to the fully allocated cost basis and are charged to the Company or Parent, as the case may be, in accordance with reasonable policies and procedures which are in effect from time to time for intercompany allocation of costs.

Technology

Parent has granted to the Company the non-exclusive right and license, subject to certain conditions, to use certain technologies relating to the processing of copper.

EXHIBIT 8.1.15

        The following are certain actions which Parent and the Company would agree not to take, unless they first obtained either an opinion of nationally recognized tax counsel or a supplemental private letter ruling from the IRS that the contemplated action would not adversely affect the tax-free nature of the Spin-Off or the ability of Parent to rely on the Spin-Off Private Letter Ruling, under the Distribution Agreement to be signed between Parent and the Company. Capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Agreement Dated as of May 2, 1995 by and between Freeport McMoRan Inc. and Freeport McMoRan Copper & Gold Inc., on the one hand, and The RTZ Corporation PLC, RTZ Indonesia Limited and RTZ America, Inc., on the other hand.

        Parent and the Company will not initiate or support any action during the five-year period following the Spin-Off that would in any way change the ability of the holders of the Class B Common Stock to elect at least 80% of the members of the Board of Directors of the Company and the ability of the holders of the Class A Common Stock and the Preferred Stock of the
Company to elect the remaining members of the Board, including without limitation, voting to combine the Class A Common Stock and Class B Common Stock.
        During the two-year period following the Spin-Off (the "Two-Year Period"), the Company will not issue shares of any preferred stock that would not entitle the holders to vote together with the Class A Common Stock and the existing classes of Preferred Stock in the election of the members of the Board of the Company.
        During the Two-Year Period, the Company will not dispose of any of its direct interests in P.T.
Freeport Indonesia Company ("PT-FI").
        Except for any transactions that are contemplated in the Participation Agreement, the Loan Agreement, the Implementation Agreement and any other agreement between the Company, RTZ and their respective subsidiaries, the Company will use its best efforts to cause PT-FI to continue the conduct of its copper and gold business in a substantially unchanged manner during the Two-Year Period as such business is operated prior thereto and to use its business assets in such business.
        During the Two-Year Period, Parent will not dispose of its direct or indirect interests in Freeport-McMoRan
Resource Partners, Limited Partnership ("FRP").
PAGE>
        During the Two-Year Period, Parent, FRP, the Company and PT-FI will not take affirmative steps to merge into another corporation, to liquidate or to sell or otherwise dispose of any of their assets except for asset dispositions made in the ordinary course of business.
        Parent and the Company will not directly or indirectly redeem or otherwise reacquire shares of their Common
Stock and Class B Common Stock, respectively, during the Two-Year Period, except to the extent that (i) a corporate business purpose supports such redemption or reacquisition, (ii) the redeemed or reacquired stock is widely held, (iii) the redemption or reacquistion is made in the open market, (iv) to the best of the knowledge of Parent or the Company, as the case may be, the redemption or reacquisition is not made from
(a) directors or officers or (b) any shareholder owning 1% or more of the outstanding stock of the corporation, and (v) Parent and the Company will have no plan or intention, as of the date of the Spin-Off, that the aggregate amount of stock repurchased would equal or exceed 20% of the outstanding stock of the relevant corporation. Furthermore, neither Parent nor the Company will initiate a periodic stock redemption program during the Two-year Period unless such program would be expected to comply with the requirements described in (i) through (v) above.
        The Company will not redeem or otherwise reacquire share of its Class B Common Stock during the Two-Year
Period, to the extent that such redemption or reacquisition would result in the Class B Common Stock representing less than 50% of the common equity of the Company.
        The Transitional Management Services Agreement will last for no more than one year.
        Except for the temporary supply of certain administrative services for one year, each of Parent and the Company will arrange for the provision of the administrative services requisite to the conduct of its business.
        Each of Parent and the Company will reaffirm, as of the date of the Spin-Off, that all of the representations set forth in the Spin-Off Private
Letter Ruling secured from the IRS remain valid.